SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _______________________


                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             _______________________

                         DE ANZA PROPERTIES - XII, LTD.
                            (Name of Subject Company)

                                MORAGA GOLD, LLC
                               MORAGA FUND 1, L.P.
                   ACCELERATED HIGH YIELD INCOME FUND I, L.P.
              ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.
                                  CAL KAN, INC.
                                   STEVEN GOLD
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             _______________________

                                            Copy to:
C.E. Patterson                              Paul J. Derenthal, Esq.
Moraga Partners, Inc.                       Derenthal & Dannhauser
1640 School Street, Suite 100               455 Market Street, Suite 1600
Moraga, California  94556                   San Francisco, California  94105
(510) 631-9100                              (415) 243-8070

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

This  Amendment  No. 1 to the Bidders'  Schedule  14D-1  hereby  amends the
          Bidders' Schedule 13D with respect to the subject securities.

     This Amendment No. 2 to Schedule 14D-1 amends the Schedule 14D-1 filed November 27, 1996 (the "Schedule") by Moraga Gold, LLC, a California limited liability company, Moraga Fund I, L.P., a California limited partnership,
Accelerated High Yield Income Fund I, L.P., a Florida limited partnership, Accelerated High Yield Institutional Investors, L.P., a Florida limited partnership, Cal Kan, Inc., a Kansas corporation and Steven Gold, (together the "Purchasers"), as set forth below. Terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule and exhibits thereto.

     This Amendment No. 2 is the final amendment to the Schedule and is filed to correct a typographical error in Amendment No. 1. The net amount paid per Unit was $304.58, not $314.58 as set forth in Amendment No. 1. All of the other information in Amendment No. 1 was correctly stated.


dax-3/14d1.fnl

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 13, 1997

MORAGA GOLD, LLC

         BY ITS MEMBERS:

         MORAGA PARTNERS, INC.


         By:      /s/ C. E. Patterson                          January 13, 1997
                  C. E. Patterson, President                   Date

         DAVID B. GOLD TRUST

         By:      /s/ STEVEN GOLD                              January 13, 1997
                  Steven Gold, Adviser                         Date
                  to the David B. Gold Trust

MORAGA FUND 1, L.P.

         BY:      MORAGA PARTNERS, INC.,
                  GENERAL PARTNER

                  By:  /s/ C. E. Patterson                     January 13, 1997
                           C. E. Patterson,                    Date
                           President

ACCELERATED HIGH YIELD INCOME FUND I, L.P.

         BY:      MacKENZIE PATTERSON, INC.,
                  GENERAL PARTNER

                  By:      /s/ C. E. Patterson                 January 13, 1997
                           C. E. Patterson,                    Date
                           President


ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.

         BY:      MacKENZIE PATTERSON, INC.,
                  GENERAL PARTNER

                  By:      /s/ C. E. Patterson                 January 13, 1997
                           C. E. Patterson,                    Date
                           President

CAL KAN, INC.

         By:      /s/ C. E. Patterson                          January 13, 1997
                  C. E. Patterson                              Date
                  President


STEVEN GOLD

         By:      /s/ Steven Gold                              January 13, 1997
                  Steven Gold                                  Date